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                             November 15, 2021

       William Brennan
       Chief Executive Officer
       Credo Technology Group Holding Ltd
       1600 Technology Drive
       San Jose, CA 95110

                                                        Re: Credo Technology
Group Holding Ltd
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
1, 2021
                                                            CIK No. 0001807794

       Dear Mr. Brennan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Risk Factors, page 6

   1. Disclose that trading in your securities may be prohibited under the Holding Foreign
                                                        Companies Accountable
Act if the PCAOB determines that it cannot inspect or fully
                                                        investigate your
auditor, and that as a result an exchange may determine to delist your securities. If the
PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so
state.
 William Brennan
FirstName LastNameWilliam  Brennan
Credo Technology  Group Holding Ltd
Comapany 15,
November  NameCredo
              2021    Technology Group Holding Ltd
November
Page 2    15, 2021 Page 2
FirstName LastName
Recent Regulatory Developments, page 10

2. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals, and the consequences to you and your investors if you do not receive and maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
Risk Factors
Risks Related to Our International Operations, page 38

3. We note from the audit opinion that you have a U.S.-based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies
         Accountable Act and as a result an exchange may determine to delist your securities.
4. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
       You may contact Effie Simpson at 202-551-3346 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Perry Hindin at 202-551-3444 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Alan Denenberg